Exhibit 1

May 8, 2024

Dear Fellow Stockholder:

Rubric Capital Management LP (“Rubric”) manages funds and accounts which collectively own approximately 9.0% of the outstanding shares of common stock of Xperi Inc. (“Xperi” or the “Company”), making us the Company’s third largest stockholder (and largest non-index holder by a wide margin). We have patiently been stockholders of Xperi and its predecessors since Rubric’s formation in 2016, but we cannot standby idly any longer while the value of our investment continues to deteriorate.

For far too long, Xperi stockholders have suffered at the hands of the current Board of Directors (the “Board”). Across the duration of Xperi’s existence as a standalone company, the Company’s share price has significantly underperformed its peers and comparable benchmarks, revenue growth and margins have continually missed stated goals and the Company’s capital allocation strategy has failed to generate any meaningful economic returns. All the while, Company executives have benefitted handsomely from an utterly out-of-sync compensation program that is not tethered to performance and has severely diluted stockholders.

Do not be fooled by Xperi’s recent attempts to present a falsified version of its share performance and dilution to stockholders. The facts are the facts: since the spin-off in 2022, Xperi has generated a TSR of nearly -34% while stock-based compensation has increased dramatically, further siphoning the Company from investors.1

As long-term investors in Xperi and its predecessors, we see a path forward where the sins of the past can be reversed and stockholders can finally see value for their investment. However, time is of the essence. If the status quo remains, we believe that Xperi will fail to capitalize upon its potential and stockholders will continue to see the value of their investment decline.

We have nominated two highly qualified, independent directors to the Board – Thomas A. Lacey and Deborah S. Conrad – who have strong track records of driving stockholder value creation, deep financial, corporate strategy, marketing and turnaround expertise, and are committed to restoring accountability in the boardroom. We are confident that these individuals will bring a clear, achievable plan to create meaningful long-term value at Xperi, and if elected, will immediately seek to undertake a proper evaluation of Xperi’s Perceive business, reduce excessive costs and overhaul executive compensation to align pay with performance and incentivize operational excellence.

We urge you to replace David Habiger and Darcy Antonellis as Xperi directors with Rubric’s nominees, Thomas A. Lacey and Deborah S. Conrad, by voting the WHITE proxy card TODAY.

WE BELIEVE ENTRENCHED XPERI DIRECTORS DAVID HABIGER AND DARCY ANTONELLIS EMBODY THE LACK OF ACCOUNTABILITY THAT HAS HARMED STOCKHOLDERS AND ARE ILL-EQUIPPED TO ADDRESS THE CHALLENGES FACING THE COMPANY

When it comes to the issues plaguing the Company and contributing to its stark underperformance – accountability, executive compensation and capital allocation – we believe incumbent directors David Habiger and Darcy Antonellis bear much of the blame.

1 Source: Bloomberg. Calculated as of April 26, 2024.

David Habiger has been a director of Xperi and its predecessor companies since 2014. He has presided over a total shareholder return (“TSR”) of nearly -34% since Xperi’s spin-off in 2022 and over -57% at Xperi’s predecessor.2 As Chairman of the Board, responsibility for Xperi’s consistent underperformance and ineffective oversight lies squarely at his feet.

Moreover, Mr. Habiger has been a member of the Board’s Compensation Committee for eight years,3 and has been setting CEO Jon Kirchner’s compensation for nearly a decade, dating back to their time together at DTS, Inc. (“DTS”), a company which Xperi acquired in 2016. We have to ask, is Mr. Habiger loyal to Xperi stockholders, or is he more focused on further enriching his longtime colleague, Mr. Kirchner? In our view, the evidence suggests the latter.

Mr. Habiger also holds numerous positions outside of his role on the Xperi Board – including actively serving as CEO of another company as well as a member of multiple other public and private boards – calling into question his ability to dedicate sufficient time to Xperi. We are not the first to raise concerns about Mr. Habiger’s juggling act. In 2017, while serving as a director of Xperi’s predecessor, Mr. Habiger did not receive a majority of votes cast in favor of his election after leading proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis issued negative voting recommendations with respect to his election, citing the number of boards of directors on which he served. Mr. Habiger was forced to tender his resignation to the predecessor’s board, which the board proceeded not to accept in a blatant disregard for the will of stockholders. At this year’s election, stockholders cannot, and will not, be ignored.

Darcy Antonellis, for her part, has been a director of Xperi and its predecessor companies since 2018. She has presided over a TSR of nearly -34% since Xperi’s spin-off in 2022 and nearly -11% at Xperi’s predecessor.4 Troublingly, her track record of stockholder value destruction does not stop there. As a director of Cinemark Holdings, Inc. and Bango plc (the only other public boards she serves on), she has presided over a TSR of approximately -49% and -35%, respectively.5

Like Mr. Habiger, Ms. Antonellis has served on the Board’s Compensation Committee for several years, helping to foment the culture of misaligned and excessive incentives that plague Xperi. She is also Chair of the Board’s Nominating and Corporate Governance Committee, which failed to meet the standards of leading proxy advisory firm ISS last year, and which has refused to engage constructively with Rubric to improve the Xperi Board.

Last, but certainly not least, it is abundantly clear to us that Mr. Habiger and Ms. Antonellis are both woefully unequipped to evaluate Perceive and recommend a plan of action to management, seeing as neither of them possess the requisite semiconductor or technology product-market fit expertise. To date, Perceive has been a drag on Xperi’s performance, but through a sale or thoughtful partnerships, we believe that its value as an AI enablement technology can still be realized. Unfortunately, under Mr. Habiger’s and Ms. Antonellis’ oversight, we have little hope that this realization will ever occur.

RUBRIC’S NOMINEES ARE HIGHLY QUALIFIED AND COMMITTED

TO WORKING FOR STOCKHOLDERS

All hope is not lost. With proper stewards providing oversight and direction to management, we are confident that Xperi can right its wrongs and deliver meaningful long-term value to stockholders. Our nominees possess relevant expertise, capital allocation rigor and believe in the primacy of stockholder returns – all qualities that we believe are woefully lacking on the Board today.

2 Source: Bloomberg. Calculated as of April 26, 2024.

3 Note: service years inclusive of with applicable predecessor company.

4 Source: Bloomberg. Calculated as of April 26, 2024.

5 Source: Bloomberg. Calculated as of April 26, 2024.

Thomas A. Lacey is a veteran public company executive with deep financial and turnaround expertise. He is an experienced change agent who has repeatedly demonstrated an ability to address the challenges of underperforming technology companies – including Xperi’s predecessor.

As our fellow stockholders may recall, Mr. Lacey was appointed CEO of Xperi’s predecessor in 2013 to shut down money-losing businesses, improve profitability and grow recurring revenue. During his four-year tenure, he did just that. From 2013 to 2017, Mr. Lacey presided over a TSR of +67% and an increase in recurring revenue of +140%.6 He was also one of the principal architects of the transaction that created modern Xperi through the acquisition of DTS. Simply put, Mr. Lacey was effective then, and he knows the business, people and culture to be immediately effective again.

Mr. Lacey oversaw similar turnarounds as a director at DSP Group, Inc. (“DSPG”) and International Rectifier Corp. (“IRF”), two technology companies which found themselves at similar inflection points upon his joining their boards. During his multi-year tenures on the boards of DSPG and IRF, he presided over TSRs of +270% and +75%, respectively.7 Mr. Lacey’s stellar track record of stockholder value creation speaks for itself and stands in stark contrast to the track records of Mr. Habiger and Ms. Antonellis. If elected to the Board, Mr. Lacey will work tirelessly to create a culture grounded in open communication, alignment, capital efficiency and a commitment to the best interests of stockholders.

Deborah S. Conrad is a seasoned technology leader with deep marketing and corporate strategy expertise. Ms. Conrad’s experience makes her uniquely capable of addressing some of the most pressing issues at Xperi: elucidating the value of Perceive and identifying tech-enabled market opportunities.

Ms. Conrad previously worked for over 27 years at Intel Corporation (“Intel”), where she held senior positions of increasing responsibility across multiple areas, culminating in her role as Corporate Vice President and Chief Marketing Officer, from 2008 to 2014. At Intel, she demonstrated a unique ability to map novel technology to market opportunity, be it with the successful launch of the company’s first server, data center and cloud computing chip family, or by spearheading Intel’s entrance into the mobile, embedded and Internet of Things categories. She was also instrumental in forming lucrative product partnerships at Intel, leading the company’s first-ever partnership with Apple Inc., which scaled to $1 billion in revenue in 18 months, and in driving improved financial performance, including delivering an incremental $4 billion in gross margin in only one year by overhauling and simplifying Intel’s CPU product roadmap and brand strategy.

Since her time at Intel, Ms. Conrad has applied her skills in finding product market fit for new technologies to the healthcare industry, serving in numerous senior marketing roles at companies developing novel products and platforms, including Hinge Health, Inc., Vori Health Inc., NovaSignal Corp. and Included Health, LLC. She has also held multiple private board directorships, where she has consistently advocated for efficiency and accountability of management.

THE CHOICE IS CLEAR: VOTE FOR THOMAS A. LACEY AND DEBORAH S. CONRAD TO RESTORE ACCOUNTABILITY, ALIGNMENT AND ACTION ON THE XPERI BOARD

Xperi’s Board has demonstrated a repeated unwillingness to take any proactive steps to improve the Company unless and until forced, resulting in substantial destruction of stockholder value. At Xperi’s Annual Meeting of Stockholders scheduled to be held on May 24, 2024, you have the opportunity to take matters into your own hands.

6 Source: Bloomberg; regulatory filings of Xperi’s predecessor company.

7 Source: Bloomberg.

Vote for accountability. Vote for alignment. Vote for action. Vote the WHITE proxy card today FOR the election of Thomas A. Lacey and Deborah S. Conrad to the Xperi Board.

Vote the WHITE proxy card TODAY

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Rubric’s proxy materials, please contact our proxy solicitor Okapi Partners at (855) 305-0856 or via email at info@okapipartners.com.

Sincerely,

David Rosen

Managing Partner

Rubric Capital Management LP